Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AP Acquisition Corp. (the “Company”) on Form S-1 (Registration No. 333-[ ]) of our report dated June 11, 2021 (except for Note 8, as to which the date is November 8, 2021), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of AP Acquisition Corp. as of April 29, 2021 and for the period from April 22, 2021 (inception) through April 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

December 1, 2021

www.marcumbp.com